Mail Stop 4561

December 28, 2009

Mr. Rick H. Luk
Chief Executive Officer
Jingwei International Limited
Unit 701-702, Building 14
Software Park, KejieYuan Second Road
Nanshan District
Shenzhen PRC 518057

> **Re:** **Jingwei International Limited**
> **Form 10-K For the Year Ended December 31, 2008**
> **Form 10-K/A For the Year Ended December 31, 2008**
> **Forms 8-K Filed on February 6, 2009 and February 17, 2009**
> **Form 8-K Filed on August 6, 2009**
> **Form 10-Q For the Quarterly Period Ended September 30, 2009**
> **File No. 000-51725**

Dear Mr. Luk:

　　We have reviewed your response letter dated December 28, 2009 in connection with the above-referenced filings and have the following comment. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 11, 2009.

Form 10-Q For the Quarterly Period Ended September 30, 2009

Note 5 – Intangible Assets, Net, page F-22

1.　　We are considering your response to prior comment 1. Please refer to the Business Acquisition Agreement filed as Exhibit 2.1 to the Form 8-K filed on August 6, 2009 and the description, contained in your response, of the agreements entered into as part of this transaction. Explain where the terms of the arrangement with Newway described in your response are memorialized and ensure that all Exhibits required by Item 9.01 of Form 8-K and Item 601(b)(2) of Regulation S-K have been filed. See Instruction 5 to Item 2.01 of Form 8-K. In this regard, we note that the Business Acquisition Agreement does not appear to provide for a strategic partnership with Newway, nor does it contain non-competition provisions or certain other terms described in your response. Further, as previously requested, please provide an analysis addressing <u>each of the criteria</u> set forth in FASB ASC 805-10-55-4 and 805-10-55-9.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief